Exhibit 99.1

July 18, 2024

The Manager - Listing

BSE Limited

(BSE: 507685)

The Manager - Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations

NYSE: New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: 78th Annual General Meeting - Scrutinizer’s Report

Pursuant to Regulation 44 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, please find enclosed Scrutinizer’s Report on the resolutions passed at the 78th Annual General Meeting of the Company held on Thursday, July 18, 2024 for your information and records.

The said resolutions have been approved by Members with requisite majority.

Thanking you.

For Wipro Limited

M Sanaulla Khan

Company Secretary

ENCL: As above

V SREEDHARAN AND ASSOCIATES Company Secretaries Plot No. 293, # 201, 2nd Floor, 10th Main Road, 3rd Block, Jayanagar, Bengaluru - 560 011 + 91 80 49594533 compliance@sreedharancs.com

Form No. MGT-13

REPORT OF SCRUTINIZER

[Pursuant to section 108 of the Companies Act, 2013 and Rule 21 (2) of the

Companies (Management and Administration) Rules, 2014]

To,

The Chairman of the Seventy Eighth Annual General Meeting (AGM) of the Equity Shareholders of “Wipro Limited” held on Thursday, July 18, 2024, at 9:00 AM 1ST through Video Conferencing (VC).

Sir,

I, Pradeep B Kulkarni, Partner of V. Sreedharan and Associates, Company Secretaries, Bengaluru, was appointed as Scrutinizer pursuant to Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 and pursuant to Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, in compliance with the General Circulars issued by the Ministry of Corporate Affairs (‘MCA’) and circulars issued by the Securities and Exchange Board of India (‘SEBI’) for the purpose of:

(i)	Scrutinizing the remote e-voting process and

(ii)	Scrutinizing the voting done through electronic voting system (“lnstapoll”) at the AGM.

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Both the above-mentioned voting is done under the provisions of Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 and pursuant to Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

The management of the Company is responsible to ensure compliance with the requirement of the Companies Act, 2013, Rules and circulars issued by MCA and SEBI relating to conducting of AGM through VC/OAVM and voting by electronic means for the resolutions contained in the Notice of the Seventy Eighth Annual General Meeting of the Equity Shareholders dated May 22, 2024. My responsibility as a Scrutinizer for the voting process of voting by electronic means is restricted to making a Consolidated Scrutinizer’s Report of the votes cast “in favor” and/or “against” the resolutions stated in the notice of the AGM, based on the report generated from the e-voting system provided by KFin Technologies Limited, the Agency authorized under the Rules and engaged by the Company to provide remote e-voting facilities and e-voting facilities to vote at the AGM (“lnstapoll”).

I submit my report as under:

1.	The remote E-Voting period remained open from 9.00 AM IST on Sunday, July 14, 2024, up to 5.00 PM IST on Wednesday, July 17, 2024.

2.

The Annual Report, the Notice of Annual General Meeting and the e-voting instructions were sent only by the electronic mode (e-mail) to those members whose email addresses were registered with the Company / Depository Participants / Depositories over June 25-26, 2024 pursuant to General Circular No. 14/2020 dated April 8, 2020, 20/2020 dated May 5, 2020 and 09/2023 dated September 25, 2023 issued by Ministry of Corporate Affairs read with circular nos. SEBI/HO/CFD/CMD1 /CIR/P/2020/79 dated May 12, 2020 and SEBI/HO/CFD/CFD-PoD-2/P/CIR/2023/167 dated October 7, 2023 issued by the Securities and Exchange Board of India (Collectively referred to as “Circulars”).

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3.	The voting rights were reckoned as on Thursday, July 11, 2024, being the Cut-off date for the purpose of deciding the entitlements of members for e-voting (Remote e-voting and Instapoll).

4.	After the conclusion of the Annual General Meeting, the votes cast through remote e-voting were unblocked on July 18, 2024, at 11.09 a.m. IST.

5.	After declaration of voting by the Chairman, the shareholders present at the AGM through VC voted through e-voting facility provided by KFin Technologies Limited.

6.

As per the information given by the Company / RTA the names of the shareholders who had voted by remote e-voting through the facility provided by KFin Technologies Limited had been blocked and only those members who were present at the AGM through VC and who had not voted on remote e-voting were allowed to cast their votes through e-voting system during the AGM.

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7.	Based on the data provided by KFin Technologies Limited e-voting system, the total votes cast in favour or against for all the resolutions proposed in the Notice of the AGM are as under:

1.	RESOLUTION No. 1

To receive, consider and adopt the Audited Financial Statements of the Company (including consolidated financial statements) for the financial year ended March 31, 2024, together with the Reports of the Board of Directors and Auditors thereon.

(i)	Voted in favour of resolution

Particulars	Remote E-voting	E-Voting at the AGM (Instapoll)	Total
Number of Members voting	2,841	3	2,844
Number of votes cast by them	461,33,73,147	95	461,33,73,242
% of Total Number of valid votes cast	99.986	100	99.986

(ii)	Voted against the resolution

Particulars	Remote E-voting	E-Voting at the AGM (Instapoll)	Total
Number of Members voting	39	0	39
Number of votes cast by them	6,36,282	0	6,36,282
% of Total Number of valid votes cast	0.014	0	0.014

(iii)	Invalid Votes – NIL

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2.	RESOLUTION No. 2

To confirm the interim dividend of Re. 1 /- per equity share declared by the Board on January 12, 2024, as the final dividend for the financial year 2023-24.

(i)	Voted in favour of resolution

Particulars	Remote E-voting	E-Voting at the AGM (Instapoll)	Total
Number of Members voting	2,808	3	2,811
Number of votes cast by them	461,55,68,553	95	461,55,68,648
% of Total Number of valid votes cast	100	100	100

(ii)	Voted against the resolution

Particulars	Remote E-voting	E-Voting at the AGM (Instapoll)	Total
Number of Members voting	79	0	79
Number of votes cast by them	40,425	0	40,425
% of Total Number of valid votes cast	0	0	0

(iii)	Invalid Votes – NIL

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3.	RESOLUTION No. 3

To consider appointment of a Director in place of Mr. Azim H. Premji (DIN: 00234280) who retires by rotation and being eligible, offers himself for re-appointment.

(i)	Voted in favour of resolution

Particulars	Remote E-voting	E-Voting at the AGM (Instapoll)	Total
Number of Members voting	2,784	3	2,787
Number of votes cast by them	460,92,27,954	95	460,92,28,049
% of Total Number of valid votes cast	99.864	100	99.864

(ii)	Voted against the resolution

Particulars	Remote E-voting	E-Voting at the AGM (Instapoll)	Total
Number of Members voting	92	0	92
Number of votes cast by them	62,89,171	0	62,89,171
% of Total Number of valid votes cast	0.136	0	0.136

(iii)	Invalid Votes – NIL

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4.	RESOLUTION No. 4

Re-appointment of Mr. Rishad A. Premji (DIN: 02983899) as a Whole Time Director of the Company - Ordinary Resolution.

(i)	Voted in favour of resolution

Particulars	Remote E-voting	E-Voting at the AGM (Instapoll)	Total
Number of Members voting	2,726	3	2,729
Number of votes cast by them	459,23,99,686	95	459,23,99,781
% of Total Number of valid votes cast	99.518	100	99.518

(ii)	Voted against the resolution

Particulars	Remote E-voting	E-Voting at the AGM (Instapoll)	Total
Number of Members voting	146	0	146
Number of votes cast by them	2,22,35,161	0	2,22,35,161
% of Total Number of valid votes cast	0.482	0	0.482

(iii)	Invalid Votes – NIL

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5.	RESOLUTION No. 5

Re-appointment of Mr. Azim H. Premji (DIN: 00234280) as a Non-Executive, Non- Independent Director of the Company - Special Resolution.

(i)	Voted in favour of resolution

Particulars	Remote E-voting	E-Voting at the AGM (Instapoll)	Total
Number of Members voting	2,782	3	2,785
Number of votes cast by them	460,92,26,940	95	460,92,27,035
% of Total Number of valid votes cast	99.863	100	99.863

(ii)	Voted against the resolution

Particulars	Remote E-voting	E-Voting at the AGM (Instapoll)	Total
Number of Members voting	92	0	92
Number of votes cast by them	62,89,487	0	62,89,487
% of Total Number of valid votes cast	0.136	0	0.136

(iii)	Invalid Votes – NIL

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6.	RESOLUTION No. 6

Approval of the Wipro Limited Employee Stock Options, Performance Stock Unit and/ or Restricted Stock Unit Scheme 2024 (“2024 Scheme”) for grant of employee stock options, performance stock units and/ or restricted stock units to the eligible employees under the 2024 scheme - Special Resolution.

(i)	Voted in favour of resolution

Particulars	Remote E-voting	E-Voting at the AGM (Instapoll)	Total
Number of Members voting	2,061	3	2,064
Number of votes cast by them	404,80,20,880	95	404,80,20,975
% of Total Number of valid votes cast	87.705	100	87.705

(ii)	Voted against the resolution

Particulars	Remote E-voting	E-Voting at the AGM (Instapoll)	Total
Number of Members voting	818	0	818
Number of votes cast by them	56,74,63,860	0	56,74,63,860
% of Total Number of valid votes cast	12.295	0	12.295

(iii)	Invalid Votes – NIL

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7.	RESOLUTION No. 7

Approval of the Wipro Limited Employee Stock Options, Performance Stock Unit and/ or Restricted Stock Unit Scheme 2024 (“2024 Scheme”) for grant of employee stock options, performance stock units and/ or restricted stock units to the eligible employees of group company(ies) of the Company - Special Resolution.

(i)	Voted in favour of resolution

Particulars	Remote E-voting	E-Voting at the AGM (Instapoll)	Total
Number of Members voting	2,060	3	2,063
Number of votes cast by them	405,31,89,547	95	405,31,89,642
% of Total Number of valid votes cast	87.817	100	87.817

(ii)	Voted against the resolution

Particulars	Remote E-voting	E-Voting at the AGM (Instapoll)	Total
Number of Members voting	812	0	812
Number of votes cast by them	56,22,90,107	0	56,22,90,107
% of Total Number of valid votes cast	12.183	0	12.183

(iii)	Invalid Votes – NIL

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8.	A list of Equity shareholders who voted “FOR”, “AGAINST” the resolutions (Both through Remote E-voting and E-voting at the AGM) has been handed over to the Company Secretary.

9.

The electronic data and all other relevant records relating to the e-voting shall remain in my safe custody and shall be handed over to the Company Secretary for preserving safely after the Chairman considers, approves and signs the Minutes of the aforesaid Annual General Meeting.

Thanking You, Yours faithfully,
For V. Sreedharan & Associates

/s/ Pradeep B Kulkarni
(Pradeep B Kulkarni)
Partner
FCS: 7260; CP No. 7835
Date: July 18, 2024
Place: Bengaluru
UDIN: F007260F000771298
Peer Review Certificate No: 5543/ 2024

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